UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2024
Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

200 S. Tryon St, Suite #600, Charlotte, NC
United States 28202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Entry into a Material Definitive Agreement
The description under “Termination of a Material Definitive Agreement” below is incorporated herein by reference.
Termination of a Material Definitive Agreement
As previously announced, on January 30, 2023, Dole Food Company, Inc., a North Carolina corporation (“DFC”), Dole Fresh Vegetables, Inc., a California corporation (“Dole”), and Bud Antle, Inc., a California corporation (“Bud” and, collectively with DFC and Dole, the “Dole Parties”), each a wholly owned subsidiary of Dole plc, an Irish public limited company (the “Company”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a Delaware limited liability company, and Fresh Express Incorporated (“FEX” and, collectively with Fresh Express, the “Fresh Express Parties”), a Delaware corporation, each a wholly owned subsidiary of Chiquita Holdings Limited, a private limited company organized under the laws of England and Wales, pursuant to which Dole agreed to sell its fresh vegetables division to Fresh Express.
On March 27, 2024, the Dole Parties and the Fresh Express Parties entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the Purchase Agreement was terminated. Under the Termination Agreement, the Dole Parties, on the one hand, and the Fresh Express Parties, on the other hand, on behalf of themselves and certain other related and affiliated parties, agreed to a mutual release of all claims and actions arising out of or related to the Purchase Agreement and the transactions contemplated thereby, subject to certain exceptions.
The above description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Agreement, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.
On March 28, 2024, the Company issued a press release in connection with the Termination Agreement. A copy of the press release is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Termination Agreement, dated as of March 27, 2024, by and among Fresh Express Acquisitions LLC, Dole Fresh Vegetables, Inc., Bud Antle, Inc., Dole Food Company, Inc. and Fresh Express Incorporated.
99.2	Press Release, dated as of March 28, 2024

DOLE PLC
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 28, 2024	DOLE PLC
(Registrant)

By: /s/ Rory Byrne
Name: Rory Byrne
Title: Chief Executive Officer